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FORM 4
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                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                     WASHINGTON, DC 20549                       --------------------------
                                                                                                        OMB APPROVAL
                                          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP          --------------------------
/ / CHECK BOX IF NO                                                                             OMB Number:      3235-0287
    LONGER SUBJECT TO                  Filed pursuant to Section 16(a) of the Securities        Expires: December 31, 2001
    SECTION 16. FORM 4                     Exchange Act of 1934, Section 17(a) of the           Estimated average burden
    OR FORM 5 OBLIGATIONS                  Public Utility Holding Company Act of 1935           hours per response ... 0.5
    MAY CONTINUE. SEE                      or Section 30(f) of the Investment Company           --------------------------
    INSTRUCTION 1(b).                                     Act of 1940

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
  Beshouri        Peter                        Tweeter Home Entertainment Group, Inc. TWTR        Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------    X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for      ----              ---
              40 Pequot Way                       Number of Reporting        Month/Year          X  Officer (give    Other (Specify
---------------------------------------------     Person, if an Entity          01/02           ----        title ---       below)
                 (Street)                         (Voluntary)             ------------------                below)
  Canton,            MA              02021                                5. If Amendment,     President of Sound Advice, Inc. (an
---------------------------------------------                                Date of Original  indirect wholly owned subsidairy of
  (City)           (State)           (Zip)                                   (Month/Year)      Tweeter)
                                                                                             --------------------------------------
                                                                          ------------------ 7. Individual or Joint/Group Filing
                                                                                                (Check applicable line)
                                                                                                      Form filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form filed by more than
                                                                                                ----  one Reporting Person

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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/     ---------------------------------------                          Indirect       Owner-
                                   Year)    Code    V       Amount   (A) or   Price                          (I)            ship
                                                                     (D)                                     (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                      1/4/02    M(1)            20,000    A        1.69            0             D
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Common Stock                      1/7/02    M(2)             5,000    A        5.00            0             D
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Common Stock                     1/29/02    M(2)             5,000    A        5.00            0             D
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Common Stock                     1/30/02    M(2)            10,000    A        5.00            0             D
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Common Stock                     1/31/02    M(2)             5,000    A        5.00            0             D
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Common Stock                      1/4/02    S               10,000    D       29.50            0             D
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Common Stock                      1/4/02    S               10,000    D       30.00            0             D
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Common Stock                      1/7/02    S                5,000    D       30.50            0             D
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Common Stock                     1/29/02    S                5,000    D       28.00            0             D
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Common Stock                     1/30/02    S               10,000    D       28.00            0             D
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Common Stock                     1/31/02    S                5,000    D       28.00            0             D
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*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                      (Print or Type Response)



FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr.     Acquired (A)     Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/       8)          or Disposed      (Month/Day/                           Secur-
                             ative        Year)                  of (D)           Year)                                 ity
                             Security                            (Instr. 3,                                             (Instr. 5)
                                                                 4, and 5)     --------------------------------------
                                                                               Date    Expira-              Amount or
                                                  ---------------------------- Exer-   tion       Title     Number of
                                                    Code  V     (A)     (D)    cisable Date                 Shares
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Options                      1.69        1/4/02      X(1)             20,000   8/1/01  8/1/04  Common Stock  20,000     1.69
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Options                      5.00        1/7/02      X(2)              5,000   8/1/01  8/1/04  Common Stock   5,000     5.00
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Options                      5.00       1/29/02      X(2)              5,000   8/1/01  8/1/04  Common Stock   5,000     5.00
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Options                      5.00       1/30/02      X(2)             10,000   8/1/01  8/1/04  Common Stock  10,000     5.00
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Options                      5.00       1/31/02      X(2)              5,000   8/1/01  8/1/04  Common Stock   5,000     5.00
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1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Options                        125,000                  D
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Options                        125,000                  D
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Options                        125,000                  D
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Options                        125,000                  D
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Options                        125,000                  D
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Explanation of Responses:
(1) Exercise of Incentive Stock Options
(2) Exercise of Non Qual Stock Options

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.                   *
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                                    Peter Beshouri             Date
                                                                                             **Signature of Reporting Person

                                                                                             *By: /s/ Joseph McGuine          2/8/02
                                                                                                  -------------------------- -------
                                                                                                  Joseph McGuine               Date
                                                                                                  Attorney-in-fact
Note. File three copies of this form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.
